Mail Stop 4561

March 14, 2006

F. Harvin Ray, Jr.
Chief Executive Officer
Congaree Bancshares, Inc.
3618 Sunset Boulevard
West Columbia, South Carolina 29169

Re: Congaree Bancshares, Inc.
    Form SB-2, filed February 17, 2006
    File Number 333-131931

Dear Mr. Ray:

        We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   Disclose whether or not you are actively pursuing listing for the shares. Note also on page 6 and at other related disclosure.

Why we are organizing a new bank, page 3

2.   In the second paragraph please indicate what grew by 23%. Please also indicate the percentage growth represented by the 10,000 proposed sites.

3.   We note that some of your information is five years old. Please confirm to us that this is the latest information available. To the extent feasible use figures for the same period to allow for better comparison.

Loan Distribution, page 25

4.   Please revise the line item descriptions here and beginning on page 26 to be more meaningful and to relate them to each other.

Employment Agreements, page 42

5.   Discuss the current arrangements relating to the net income based bonus, including the "certain performance levels" referenced in the first bullet point item. If these performance levels have not yet been established, please disclose that they have not been established in the prospectus. With respect to the life insurance, please disclose the cost to the company of the life insurance policies.

Share Eligible for Future Sale, page 48

6.   In addition to your directors, please clarify whether Mr. Johnson will also be deemed to be an affiliate. Also confirm that Mr. Johnson will not be selling in this offering or explain how this is permitted pursuant to Rule 3a4-1.

Financial Statements, F-1

7.   Please note the updating requirements of Item 310(g) of Regulation S-B.

Exhibit Index, page II-6

8.   Please provide an updated consent from your independent accountant in your next pre-effective amendment.

Signature Page

9.   Identify the principal accounting and principal financial officers, pursuant to signature requirements for this form. One person may serve in more than one capacity.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to David Irving at 202-551-3321, or to Joyce Sweeney, senior accountant, at 202-551-3449. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: J. Brennan Ryan
      Fax number 404-817-6050